Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF — February	84-2765841
Innovator S&P 500 Power Buffer ETF — February	84-2839058
Innovator S&P 500 Ultra Buffer ETF — February	84-2974877